                                                Filed pursuant to Rule 424(b)(2)
                                            Registration Statement No. 333-59625
                                        and Registration Statement No. 333-62347

           PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED AUGUST 17, 1998

                               12,500,000 SHARES

                                     [LOGO]

                                  COMMON STOCK
                          (PAR VALUE $0.10 PER SHARE)
                                 --------------

    Of the 12,500,000 shares of Common Stock offered by Medtronic, Inc., 10,000,000 shares are being offered hereby in the U.S. and 2,500,000 shares are being offered in a concurrent international offering outside the U.S. The initial public offering price and the aggregate underwriting discount per share will be identical for each offering. See "Underwriting." The outstanding shares of Common Stock are, and the shares of Common Stock offered hereby, subject to official notice of issuance, will be, listed on the New York Stock Exchange under the symbol "MDT." On September 17, 1998, the last reported sale price of the Common Stock as reported on the New York Stock Exchange composite tape was $57.50 per share. See "Market Price and Dividend Information."
                                 --------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
      PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT
       OR THE PROSPECTUS TO WHICH IT RELATES. ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.
                                 --------------

                                                       INITIAL PUBLIC       UNDERWRITING        PROCEEDS TO
                                                       OFFERING PRICE       DISCOUNT (1)        COMPANY (2)
                                                     ------------------  ------------------  ------------------
Per Share..........................................        $56.75              $1.35               $55.40
Total (3)..........................................     $709,375,000        $16,875,000         $692,500,000

------------------------

(1) The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."

(2) Before deducting offering expenses payable by the Company estimated at $700,000.

(3) The Company has granted the U.S. Underwriters a 30-day option to purchase up to 1,500,000 additional shares at the initial public offering price per share, less the underwriting discount, solely to cover over-allotments, if any. Additionally, the Company has granted the International Underwriters a similar option with respect to an additional 375,000 shares as part of the concurrent international offering. If such options are exercised in full, the total initial public offering price, underwriting discount and proceeds to Company will be $815,781,250, $19,406,250 and $796,375,000, respectively.
    See "Underwriting."
                                 --------------

    The shares offered hereby are offered severally by the U.S. Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the shares will be ready for delivery in New York, New York on or about September 23, 1998, against payment therefor in immediately available funds.

GOLDMAN, SACHS & CO.                                  MORGAN STANLEY DEAN WITTER

BT ALEX. BROWN             J.P. MORGAN & CO.            PAINEWEBBER INCORPORATED

DAIN RAUSCHER WESSELS                                         PIPER JAFFRAY INC.
 A DIVISION OF DAIN RAUSCHER INCORPORATED

                              --------------------

         The date of this Prospectus Supplement is September 17, 1998.

    CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH SECURITIES, AND THE IMPOSITION OF A PENALTY BID, IN CONNECTION WITH THIS OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                                  THE COMPANY

    Medtronic, Inc. (together with its subsidiaries, "Medtronic" or the "Company") is the world's leading medical technology company specializing in implantable and interventional therapies. Its primary products include those for bradycardia pacing, tachyarrhythmia management, atrial fibrillation management, heart failure management, coronary and peripheral vascular disease, heart valve replacement, extracorporeal cardiac support, minimally invasive cardiac surgery, malignant and non-malignant pain, movement disorders, neurosurgery and neurodegenerative disorders. The Company serves customers and patients in more than 120 countries.

    Medtronic, Inc. is a Minnesota corporation and was incorporated in 1957. The Company's executive offices are located at 7000 Central Avenue N.E., Minneapolis, Minnesota 55432, and its telephone number is (612) 514-4000.

                              RECENT TRANSACTIONS

    As discussed in the accompanying Prospectus, Medtronic has recently entered into agreements to acquire Physio-Control International Corporation ("Physio-Control") and AVECOR Cardiovascular Inc. ("AVECOR"). Medtronic has historically been, and continues to be, actively engaged in exploring business opportunities through investments and acquisitions. As such, at any particular time, in addition to investments and acquisitions for which definitive agreements have been executed and publicly announced, Medtronic is routinely reviewing several other investment or acquisition opportunities of varying magnitude and significance or negotiating the terms of such potential investments or acquisitions prior to the execution of definitive agreements and public announcements thereof.

                                USE OF PROCEEDS

    The net proceeds to the Company from the sale of the 12,500,000 shares of common stock, par value $0.10 per share ("Common Stock"), offered by the Company in the U.S. and international offerings hereby will be approximately $691.8 million, after deducting estimated underwriting discount and offering expenses payable by the Company. Medtronic expects to use the net proceeds from the sale of Common Stock offered hereby as working capital for general corporate purposes, including, but not limited to, acquisitions and other uses historically made by the Company. Management of the Company will have broad discretion with respect to the application of the net proceeds from the offering of shares of Common Stock contemplated by this Prospectus Supplement. Pending use of the net proceeds, Medtronic anticipates investing such proceeds in short-term, interest-bearing, investment-grade marketable securities.

                     MARKET PRICE AND DIVIDEND INFORMATION

    The Company's Common Stock trades on the New York Stock Exchange ("NYSE") under the symbol "MDT." The following table sets forth the high and low sale prices per share for the periods indicated.

FISCAL YEAR ENDED APRIL 30, 1997:                                               HIGH          LOW
--------------------------------------------------------------------------   ----------    ----------
First Quarter.............................................................    $29 1/8       $23 1/2
Second Quarter............................................................     33 3/4        23 9/16
Third Quarter.............................................................     35 3/8        30 1/4
Fourth Quarter............................................................     35 7/8        28 13/16
FISCAL YEAR ENDED APRIL 30, 1998:
--------------------------------------------------------------------------
First Quarter.............................................................    $46 1/4       $32 9/16
Second Quarter............................................................     50 15/16      40 9/16
Third Quarter.............................................................     53            41
Fourth Quarter............................................................     58 1/4        48 15/16
FISCAL YEAR ENDING APRIL 30, 1999:
--------------------------------------------------------------------------
First Quarter.............................................................    $72 3/4       $47 15/16
Second Quarter (through September 17, 1998)...............................     63 11/16      51

    The last sale price of the Common Stock as reported on the NYSE composite tape on September 17, 1998 was $57.50 per share. As of September 17, 1998, there were approximately 32,850 record holders of the Company's Common Stock. The regular quarterly cash dividend was 4.75 cents per share in fiscal 1997 and 5.50 cents per share in fiscal 1998. The current quarterly dividend rate is 6.50 cents per share.

                                  UNDERWRITING

    Subject to the terms and conditions of the Underwriting Agreement and related U.S. Pricing Agreement (the "U.S. Underwriting Agreement"), the Company has agreed to sell to each of the Underwriters named below (the "U.S. Underwriters"), and each of the U.S. Underwriters, for whom Goldman, Sachs & Co., Morgan Stanley & Co. Incorporated, BT Alex. Brown Incorporated, J.P. Morgan Securities Inc., PaineWebber Incorporated, Dain Rauscher Wessels, a division of Dain Rauscher Incorporated, and Piper Jaffray Inc. are acting as representatives, has severally agreed to purchase from the Company, the respective number of shares of Common Stock set forth opposite its name below:

                                                                                   NUMBER OF
                                                                                   SHARES OF
                                  UNDERWRITER                                    COMMON STOCK
-------------------------------------------------------------------------------  -------------
Goldman, Sachs & Co............................................................     2,000,000
Morgan Stanley & Co. Incorporated..............................................     2,000,000
BT Alex. Brown Incorporated....................................................     1,000,000
J.P. Morgan Securities Inc.....................................................     1,000,000
PaineWebber Incorporated.......................................................     1,000,000
Dain Rauscher Wessels, a division of Dain Rauscher Incorporated................       500,000
Piper Jaffray Inc..............................................................       500,000
Bear, Stearns & Co. Inc........................................................       200,000
Sanford C. Bernstein & Co., Inc................................................       200,000
Credit Suisse First Boston Corporation.........................................       200,000
ING Barings Furman Selz LLC....................................................       200,000
Lehman Brothers Inc............................................................       200,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated.............................       200,000
NationsBanc Montgomery Securities LLC..........................................       200,000
Prudential Securities Incorporated.............................................       200,000
SG Cowen Securities Corporation................................................       200,000
Salomon Smith Barney Inc.......................................................       200,000
                                                                                 -------------
Total..........................................................................    10,000,000
                                                                                 -------------
                                                                                 -------------

    Under the terms and conditions of the U.S. Underwriting Agreement, the U.S. Underwriters are committed to take all of the shares of Common Stock, if any are taken.

    The U.S. Underwriters propose to offer the Common Stock in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus Supplement and in part to certain securities dealers at such price less a concession of $0.81 per share. The U.S. Underwriters may allow, and such dealers may re-allow, a concession not in excess of $0.10 per share to certain brokers and dealers. After the shares of Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the representatives.

    The Company has entered into an international Pricing Agreement in connection with the Underwriting Agreement (the "International Underwriting Agreement") with the underwriters of the international offering (the "International Underwriters") providing for the concurrent offer and sale of 2,500,000 shares of Common Stock in an international offering outside the U.S. The initial public offering price and aggregate underwriting discounts and commissions per share for the two offerings are identical. The closing of the U.S. offering made hereby is a condition to the closing of the international offering and vice versa. The representatives of the International Underwriters are Goldman Sachs International, Morgan Stanley & Co. International Limited, BT Alex. Brown International, a division of Bankers Trust International PLC, J.P. Morgan Securities Ltd., PaineWebber International (U.K.) Ltd., Dain Rauscher Wessels, a division of Dain Rauscher Incorporated, and Piper Jaffray Inc.

    Pursuant to an agreement between the U.S. and International Underwriters (the "Agreement Between") relating to the two offerings, each of the U.S. Underwriters named herein has agreed that, as a part of the distribution of the shares offered hereby and subject to certain exceptions, it will offer, sell or deliver the shares of Common Stock, directly or indirectly, only in the United States of America (including the States and the District of Columbia), its territories, its possessions and other areas subject to its jurisdiction (the "United States") and to U.S. persons, which term shall mean, for purposes of this paragraph: (a) any individual who is a resident of the United States or (b) any corporation, partnership or other entity organized in or under the laws of the United States or any political subdivision thereof and whose office most directly involved with the purchase is located in the United States. Each of the International Underwriters has agreed pursuant to the Agreement Between that, as a part of the distribution of the shares offered in the international offering, and subject to certain exceptions, it will (i) not directly or indirectly, offer, sell or deliver the shares of Common Stock (a) in the United States or to any U.S. person or (b) to any person who it believes intends to reoffer, resell or deliver the shares in the United States or to any U.S. persons, and (ii) cause any dealer to whom it may sell such shares at any concession to agree to observe a similar restriction.

    Pursuant to the Agreement Between, sales may be made between the U.S. Underwriters and the International Underwriters of such number of shares of Common Stock as may be mutually agreed. The price of any shares so sold shall be the initial offering price to the public, less an amount not greater than the selling concession.

    The Company has granted the U.S. Underwriters an option exercisable for 30 days after the date of this Prospectus Supplement to purchase up to an aggregate of 1,500,000 additional shares of Common Stock solely to cover over-allotments, if any. If the U.S. Underwriters exercise their over-allotment option, the U.S. Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof which the number of shares to be purchased by each of them, as shown in the foregoing table, bears to the 10,000,000 shares of Common Stock being offered in this U.S. offering. The Company has granted the International Underwriters a similar option to purchase up to an aggregate of 375,000 additional shares of Common Stock.

    The Company has agreed that, during the period beginning from the date of this Prospectus Supplement and continuing to and including the date 90 days after the date of the Prospectus Supplement, they will not offer, sell, contract to sell or otherwise dispose of any securities of the Company (subject to certain exceptions) which are substantially similar to the shares of Common Stock or which are convertible or exchangeable into securities which are substantially similar to the shares of Common Stock without the prior written consent of Goldman, Sachs & Co., except for the shares of Common Stock offered in connection with the U.S. and international offerings.

    Certain of the Underwriters have provided various investment banking services to the Company and its affiliates from time to time, for which they have received customary compensation.

    The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

    In connection with the offering, the Underwriters may purchase and sell the shares of Common Stock in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the shares, and syndicate short positions involve the sale by the Underwriters of a greater number of shares than they are required to purchase from the Company in the offering. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers in respect of the shares of Common Stock sold in the offering for their account may be reclaimed by the syndicate if such shares are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the shares, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

                               VALIDITY OF SHARES

    The validity of the Common Stock offered hereby will be passed upon for the Company by Fredrikson & Byron, P.A., Minneapolis, Minnesota. Members of such firm own, in the aggregate, approximately 86,400 shares of Medtronic Common Stock. The validity of the Common Stock offered hereby will be passed upon for the U.S. Underwriters by Sullivan & Cromwell, New York, New York, which will be relying upon the opinion of Fredrikson & Byron, P.A. as to certain matters of Minnesota law.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES DESCRIBED IN THIS PROSPECTUS SUPPLEMENT OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                                ----------------

                               TABLE OF CONTENTS

                                                   PAGE
                                                -----------
                   PROSPECTUS SUPPLEMENT

The Company...................................         S-3
Recent Transactions...........................         S-3
Use of Proceeds...............................         S-3
Market Price and Dividend Information.........         S-4
Underwriting..................................         S-5
Validity of Shares............................         S-7

                        PROSPECTUS

Available Information.........................           2
Incorporation of Certain Documents by
 Reference....................................           2
Cautionary Statement Concerning
 Forward-Looking Information..................           3
The Company...................................           4
Recent Transactions...........................           4
Use of Proceeds...............................           5
Plan of Distribution..........................           6
Validity of Shares............................           6
Experts.......................................           7

                               12,500,000 SHARES

                                MEDTRONIC, INC.

                                  COMMON STOCK
                          (PAR VALUE $0.10 PER SHARE)

                                  -----------

                                     [LOGO]

                                  -----------

                              GOLDMAN, SACHS & CO.

                           MORGAN STANLEY DEAN WITTER

                                 BT ALEX. BROWN

                               J.P. MORGAN & CO.

                            PAINEWEBBER INCORPORATED

                             DAIN RAUSCHER WESSELS
 A DIVISION OF DAIN RAUSCHER INCORPORATED

                               PIPER JAFFRAY INC.

                      REPRESENTATIVES OF THE UNDERWRITERS

--------------------------------------------------------------------------------
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